June 9, 2021

By EDGAR Submission

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Tracey Houser
Jeanne Baker
Division of Corporation Finance
Office of Life Sciences

Re:	Biogen Inc.
Form 10-K for Fiscal Year Ended December 31, 2020
Filed February 3, 2021
Form 8-K Filed February 3, 2021
Response dated April 7, 2021
File No. 000-19311

Dear Ms. Houser and Ms. Baker,

On behalf of Biogen Inc. (the “Company”), I am writing in response to the comment letter dated May 13, 2021, submitted to the Company from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the Company’s Current Report on Form 8-K that was filed with the Commission on February 3, 2021. For your convenience, the Staff’s comment is included with our response below.

Form 8-K Filed February 3, 2021
Exhibit 99.1

Comment:

1.We appreciate the information provided to us in your response letter and during the conference calls. We believe that your adjustments to exclude the upfront and premium payments made for collaboration agreements from R&D expense and net income attributable to Biogen, Inc. are inconsistent with the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Please confirm to us that you will no longer include these adjustments in any non-GAAP financial measure presented in accordance with Item 10(e) of Regulation S-K or Regulation G.
Response to the Comment:
Thank you for your letter and for the follow-up discussion with Tracey Houser and Christy Adams on June 1, 2021. As discussed on the call, we would like to share some additional points with the Staff for your consideration.

Historically, we have excluded material upfront payments associated with significant collaboration and licensing arrangements (“material upfront payments”) and premiums paid for the acquisition of related common stock from Non-GAAP research and development (“R&D”) expense in order to better reflect our core operating performance. As discussed below, all development milestones are expensed as incurred.
Collaboration and licensing arrangements with material upfront payments are infrequent, abnormal in amount and unpredictable.
•The infrequency and unpredictability of material upfront payments result in their exclusion from our operational goals and our annual or updated budgets and forecasts. Further, we exclude material upfront payments from the performance metrics and calculations underlying our employee incentive compensation plans and the financial guidance that we issue to investors.
•For the year ended December 31, 2020, we completed material collaborations for which the upfront and premium payments totaled approximately $1.9 billion (47% of 2020 R&D expense), which we adjusted for within our Non-GAAP R&D expense. The magnitude of these transactions was unusual for us. We had no material collaboration and licensing arrangements in 2019 and there were no material collaboration and licensing arrangements during the first five months of 2021.
Collaboration and licensing arrangements with material upfront payments are strategic and potentially transformative in nature. We enter into them to access technology or discoveries that we cannot reliably or economically replicate.
•The material upfront payment is a specifically negotiated amount in a competitive environment and based on the fair value of the rights, including licenses, conveyed. They are usually discrete payments, not tied to measurable events, that provide us rights to assets and are made at the onset of a relationship that may last many years. Given the clinical stage of development and the uncertainty of future economic benefit, they are expensed as R&D expense on the transaction date. These material upfront payments are most similar to in-process research and development. Conversely, development milestones established at the transaction dates are contingent upon achievement and paid as a result of future R&D efforts - effectively a participation in value creation.

•Infrequently, collaboration and licensing arrangements involve our making an equity investment in the counterparty. Any equity is typically purchased at a premium to the trading price, is at a market price based on comparable transactions and is negotiated in a competitive environment. The variability and unpredictability of amounts associated with equity security transactions, including both the premium paid and the unrealized gains and losses experienced in subsequent periods, results in their exclusion from our operational goals, our employee incentive compensation plans, our annual or updated budgets and forecasts and the financial guidance that we issue to investors. We do not consider owning equity interests to be a core part of our business strategy. As such, we exclude both premiums or discounts on our equity security investments and unrealized and realized gains and losses on these securities from our Non-GAAP financial measures, as we do not believe that these components of income or expense have a direct correlation to our ongoing or future core business operations.
We do consider costs we share with our collaborators or that we reimburse to collaborators and contingent, event-based, development milestones paid to collaborators as our programs advance to be normal and recurring R&D or commercialization obligations and, therefore, we present both within our GAAP and Non-GAAP financial results. In the case of the 2020 material transactions, we estimate aggregate R&D expense from the transaction dates to commercialization dates to be over $4 billion. Unlike the material upfront payments, in each of these cases the development milestones are effectively a participation in value creation as R&D occurs, are amenable to budgeting and forecasting and are reflected within our operational goals and employee incentive compensation programs and our GAAP and Non-GAAP earnings.
As we noted in our discussions with the Staff and in our initial response letter dated April 7, 2021:
•Adjusting for material upfront and equity premium payments is useful for allowing readers of our financial statements to meaningfully compare R&D expense and trends across multiple reporting periods. We believe this also enhances comparability of our operating results with our peer group of companies.

•We believe that these Non-GAAP financial measures provide additional insight into the ongoing economics of our business and reflect how we manage our business internally and set operational goals, and these Non-GAAP financial measures inform our employee incentive program.

•We do not believe that material upfront payments or premiums paid for the acquisition of related common stock reflect normal, recurring, expenses of our business and we do not believe that our policy causes the presentation of our Non-GAAP financial measures to be misleading. Regulation G includes the general disclosure requirement that “a registrant, or a person acting on its behalf, shall not make public a non-GAAP financial measure that, taken together with the information accompanying that measure, contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the presentation of the non-GAAP financial measures, in light of the circumstances under which it is presented, not misleading.” We believe that the Non-GAAP financial measures are not misleading because the Non-GAAP financial measures are presented along with information (i.e., the comparable GAAP measures are presented with greater prominence than the Non-GAAP financial measures, the narrative explains in detail the amount of the collaboration arrangements and there is an item-by-item reconciliation that highlights the impact of each adjustment) that accompanies the measures and appropriately balances the disclosure.
We appreciate the Staff’s consideration of this response. In the event that we are no longer able to include these adjustments in any Non-GAAP financial measures, we request that we apply this treatment prospectively with no recasting of prior periods.

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If you have any questions or comments regarding the foregoing, please contact the undersigned at 617-679-2132.

Sincerely,

/s/ Michael McDonnell
Michael McDonnell
Chief Financial Officer

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